UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

15026384

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CONSTELLATION WEALTH ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Avenue, 19th Floor
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL TRAMONTANO (212) 697-2500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28/15

OATH OR AFFIRMATION

I, PAUL TRAMONTANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSTELLATION WEALTH ADVISORS LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JEANNE M MCGANNON
Notary Public - State of New York
NO. 01MC6027049
Qualified in New York County
My Commission Expires 1/7/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTELLATION WEALTH ADVISORS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

CONSTELLATION WEALTH ADVISORS LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2014

CONSTELLATION WEALTH ADVISORS LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Constellation Wealth Advisors LLC:

We have audited the accompanying statement of financial condition of Constellation Wealth Advisors LLC (the "Company") as of December 31, 2014, and the related statements of operation, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constellation Wealth Advisors LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 15 thru 17 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether the supplemental information on pages 15 thru 17 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information on pages 15 thru 17. In forming our opinion on such

information, we evaluated whether the supplemental information on pages 15 thru 17, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5 and the regulations under the Commodity Exchange Act. In our opinion, the supplemental information on pages 15 thru 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fulvio & Associates, LLP

New York, New York
February 23, 2015

CONSTELLATION WEALTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 5,394,876
Receivable from clearing broker, including clearing deposit of $500,000	502,760
Prepaid expenses	155,013
Property and equipment, (net of accumulated depreciation of $230,933)	196,316
Other assets	51,960
TOTAL ASSETS	$ 6,300,925

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,514,970
Total Liabilities	2,514,970
Member's equity	3,785,955
Total member's equity	3,785,955
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,300,925

The accompanying notes are an integral part of these financial statements.

CONSTELLATION WEALTH ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:	
Investment advisory fees	$ 22,270,431
Riskless principal activity	459,749
Agency commissions	929,552
Dividends and interest	444,741
Other income	253,252
TOTAL REVENUE	24,357,725
Expenses:	
Employee compensation and benefits	13,504,235
Occupancy cost	1,008,169
Sub advisor	2,500,941
Execution and clearing charge	373,279
Communications and data processing	644,839
Travel and entertainment	608,787
Investment research	198,810
Office expense	116,911
Professional fees	281,218
Regulatory fees	134,105
Insurance	68,719
Depreciation expense	39,482
Other expenses	184,019
TOTAL EXPENSES	19,663,514
Net income before provision for income taxes	4,694,211
Provision for income taxes	159,661
NET INCOME	$ 4,534,550

The accompanying notes are an integral part of these financial statements.

CONSTELLATION WEALTH ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total
Member's equity, beginning of year	$ 5,951,405
Distributions	(6,700,000)
Net income	4,534,550
Member's equity, end of year	$ 3,785,955

The accompanying notes are an integral part of these financial statements.

CONSTELLATION WEALTH ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 4,534,550
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	39,482
Changes in operating assets and liabilities:	
Receivable from clearing broker	35,656
Due from affiliate	63,833
Prepaid expenses	(25,429)
Other assets	100,501
Accounts payable and accrued expenses	610,429
Total adjustments	824,472
Net cash provided by operating activities	5,359,022
Cash flows from investing activities:	
Purchase of fixed assets	(64,786)
Net cash used in investing activities	(64,786)
Cash Flows From financing activities:	
Distributions	(6,700,000)
Net cash used in financing activities	(6,700,000)
Net increase in Cash and Cash Equivalents	(1,405,764)
Cash and cash equivalents at December 31, 2013	$ 6,800,640
Cash and cash equivalents at December 31, 2014	$ 5,394,876
Supplementary disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,345

The accompanying notes are an integral part of these financial statements.

CONSTELLATION WEALTH ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1. ORGANIZATION

Nature of Business

Constellation Wealth Advisors LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on April 17, 2006. The Company's operations consist primarily of investment advisory, asset management, and principal transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, and a member of the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the National Futures Association.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company holds its cash and cash equivalents at the financial institutions. Such cash balances, at times, may exceed federally insured limits. The Company believes no significant credit risk exists with respect to its cash and cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Leasehold improvements	15 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Computer equipment	3 years	Straight-line

Depreciation

Depreciation is provided on a straight - line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Investment Advisory Fee Income

Investment advisory fees are billed primarily quarterly in advance with some in arrears and recognized on a pro-rata basis over the quarter to which they are earned.

Riskless Principal and Agency Commission Income

Riskless Principal and Agency Commission Income is earned from fees generated for services provided to clients for facilitating their investment needs, utilizing the services of our Clearing Firm and Custodian, Pershing LLC, and is recorded once the transaction settles.

Dividends and Interest Income

Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns. The Company has accrued its allocable share of New York City unincorporated business tax, which is paid at the parent's level.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2011, 2012, and 2013.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 3. PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2014 are as follows:

Leasehold improvements	$ 101,461
Computer equipment	224,638
Furniture & fixtures	101,150
	427,249
Less accumulated depreciation	(230,933)
Total	$ 196,316

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was $3,305,664 which was approximately $3,137,999 in excess of its minimum requirement of $167,665. The Company's net capital ratio was 0.76 to 1.

NOTE 5. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker, Pershing LLC, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to the clearance agreement and includes a clearing deposit of $500,000.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 6. CONCENTRATIONS OF CREDIT RISK (continued)

The Company maintains its cash balances with one financial institution, First Republic Bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CWA Real Estate LLC for administrative, building, office and personnel expenses. In 2014, these expenses were approximately $573,586 for the New York office

In addition, the Company has an informal arrangement with CWA Real Estate LLC for office space in California whereby the Company pays rent. In 2014,, these expenses were approximately $396,141. Subsequent to year-end, management will include this arrangement in the expense sharing agreement.

The Company as Investment Advisor, earned Investment advisory fees in 2014 from Constellation Hedge Partners LLC of approximately $4,930,479.

The Company, as Investment Advisor for Constellation Strategic Opportunity Fund LP, earned Investment advisory fees in 2014 of approximately $115,226.

NOTE 10. RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested using a 3 year cliff. Participants are 100% vested after three years of completed service with the company. Annual contributions to the plan are at the discretion of management and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2014, the Company contributed $177,248 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2014, the Company contributed $160,390 to the plan.

NOTE 11. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. Capital withdrawals for that period were $1,800,000.

SUPPLEMENTARY INFORMATION

CONSTELLATION WEALTH ADVISORS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

CREDITS	
Member's Equity	$ 3,785,955
DEBITS	
Less nonallowable assets	
Prepaid expenses	155,013
Property and equipment, net	196,316
Other assets	51,960
	403,289
Net Capital Before Haircuts	3,382,666
Haircuts	
U.S. Treasury Money Market Fund	77,002
Net Capital	$ 3,305,664
Minimum Net Capital Requirement (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 167,665
Excess Net Capital	$ 3,137,999
Aggregate Indebtedness	$ 2,514,970
Ratio of Aggregate Indebtedness to Net Capital	0.76 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

CONSTELLATION WEALTH ADVISORS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule.

CONSTELLATION WEALTH ADVISORS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2014

Credits:	
Members Equity	$ 3,785,955
Debits:	
Non Allowable Assets	(403,289)
Net Capital Before Haircuts	3,382,666
Less: Haircut on U.S. Treasury Money Market Fund	(77,002)
NET CAPITAL	$ 3,305,664
Minimum Net Capital Requirement	167,665
EXCESS NET CAPITAL	$ 3,137,999
Aggregate Indebtedness	$ 2,514,970
Ratio of Aggregate Indebtedness to Net Capital	0.76 to 1

SUPPLEMENTARY REPORTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Member of
Constellation Wealth Advisors, LLC:

In planning and performing our audit of the financial statements of Constellation Wealth Advisors, LLC (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in Internal Control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness ("Material Weakness") is a deficiency, or combination of deficiencies, in Internal Control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the use of the partners, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

F L & Associates, LLP

New York, New York
February 23, 2015

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member of
Constellation Wealth Advisors LLC

We have reviewed management's statements, included in the accompanying exemption report in which, (1) Constellation Wealth Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Constellation Wealth Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) Constellation Wealth Advisors LLC stated that Constellation Wealth Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Constellation Wealth Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Constellation Wealth Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates, LLP

New York, New York
February 23, 2015

Constellation Wealth Advisors LLC
Exemption Report Required By SEC Rule 17a-5, 17 C.F.R.
For THE YEAR ENDED DECEMBER 31, 2014

Constellation Wealth Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*:

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Constellation Wealth Advisors LLC

I, Paul Tramontano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Title: Co-Chief Executive Officer

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Constellation Wealth Advisors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Constellation Wealth Advisors LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Fulvio & Associates LLP

New York, New York
February 23, 2015

CONSTELLATION WEALTH ADVISORS LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment	August 13, 2014	$ 29,207	-
SIPC - 7 General Assessment Reconciliation - Year ended December 31, 2014	February 12, 2015	30,141	$ 59,348
Total		$ 59,348	$ 59,348